

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

<u>via U.S. mail and facsimile</u>

Mr. Fred M. Powell
Chief Financial Officer
BMP Sunstone Corporation
600 W. Germantown Pike
Suite 400
Plymouth Meeting, PA 19462

   Re: BMP Sunstone Corporation
      Item 4.01 Form 8-K
      Filed December 17, 2010
      File No. 001-32980

Dear Mr. Powell:

  We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         Ryan C. Milne
         Accounting Branch Chief